SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2009

(Commission File Number: 001-10579)

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of Registrant as specified in its Charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of Registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ______ No ___X___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): ___N/A___

News release
FOR IMMEDIATE RELEASE

TELEFÓNICA CHILE ANNOUNCES ITS RESOLUTION TO TERMINATE ITS ADR PROGRAM AND ITS INTENTION TO VOLUNTARILY DELIST ITS ADRs FROM THE NYSE AND DEREGISTER WITH THE SEC

Santiago, Chile – January 29, 2009 - Compañía de Telecomunicaciones de Chile S.A. (“Telefónica Chile”) announces its Board of Directors resolved today to terminate its ADR program and its intention to voluntarily withdraw its American Depositary Receipts (“ADRs”) from the New York Stock Exchange (the “NYSE”) and deregister with the U.S. Securities and Exchange Commission (the “SEC”).

Telefónica Chile has provided written notice to the NYSE of its intention to voluntarily withdraw listing of its ADRs, which is expected to become effective on February 19, 2009. Following the delisting of the ADRs from the NYSE, Telefónica Chile’s shares will continue to be listed on the Chilean Stock Exchanges. Telefónica Chile may seek to delist its shares from the Chilean Stock Exchanges in the future.

In addition, the Board of Directors of Telefónica Chile resolved to terminate its ADR program with effect from May 5, 2009, after which the depositary will discontinue the registration of transfers of any remaining ADRs, suspend the distribution of dividends to remaining ADR holders and cease providing further notices or performing any further acts under the deposit agreement, except that the depositary will continue to collect dividends and other distributions pertaining to underlying Series A shares (the “Underlying Shares”) and deliver any remaining Underlying Shares, together with any dividends or other distributions received with respect thereto, in exchange for remaining ADRs surrendered to the depositary in accordance with the terms of the deposit agreement. The depositary is expected to cease providing any services on July 6, 2009, after which the depositary will be authorized to sell any remaining Underlying Shares and deliver to such remaining ADR holders the net proceeds therefrom. ADR holders may continue to transfer their ADRs until May 5, 2009 and surrender their ADRs to the depositary in exchange for the respective Underlying Shares until July 6, 2009.

Telefónica Chile also plans to make a request for deregistration with the SEC and termination of its reporting requirements under the U.S. Securities Exchange Act of 1934, as amended. If it meets the applicable requirements, Telefónica Chile expects the termination of its reporting requirements will occur in July 2009 and the deregistration with the SEC in October 2009.

The main reasons which led Telefónica Chile to take this initiative are:

1.
since Inversiones Telefónica Internacional Holding Limitada’s (“Telefónica Internacional”) successful tender offers (the “Offers”) for Telefónica Chile’s outstanding ADRs and common stock, the ADRs not owned by Telefónica Internacional only represent slightly less than 0.6% of outstanding Telefónica Chile shares as of January 19, 2009;

2.	the currently low trading volumes of Telefónica Chile ADSs resulting from the success of the Offers; and

3.
the administrative burden and costs of Telefónica Chile remaining registered with the SEC and complying with the periodic reporting requirements of the Exchange Act and with Sarbanes Oxley are significant and out of proportion to the small portion of Telefónica Chile’s share capital held by third parties in the United States.

WE INVITE YOU TO VISIT TELEFÓNICA CHILE'S INVESTOR RELATIONS WEBSITE AT:
www.Telefonicachile.cl (Inversionistas / Investor Relations section)

For additional information, please contact:

Verónica Gaete - María José Rodríguez	Lucia Domville
Diego Sáenz	GRAYLING GLOBAL
TELEFÓNICA CHILE	Tel: 646-284-9416
Tel.: 562-691-3867	E-mail:
E-mail:	ldomville@hfgcg.com
veronica.gaete@Telefonicachile.cl
mariajose.rodriguez@Telefonicachile.cl
diego.saenz@Telefonicachile.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.’s expectations for its performance for the year. Forward looking statements may also be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future”, or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile’s regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.’s control.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2009

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:	/S/ Isabel Margarita Bravo C.
Name: Isabel Margarita Bravo C. Title: Financial Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are ba sed on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in su ch assumptions or factors could cause actual results to differ materially from current expectations.